Barry J. Miller

Attorney at Law

13321 Ludlow Street

Huntington Woods, MI 48070 Phone

+1 248 2328039

Fax: +1 (248) 246-9524

bjmiller@panalaw.net

VIA ELECTRONIC EDGAR FILING

April 27, 2015

Anne Nguyen Parker, Esq.

Assistant Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 0549

Re:	EV Charging USA, Inc.

Registration Statement on Form S1

File No. 333201696

Dear Ms. Parker:

EV Charging USA, Inc. (the “Registrant”) has electronically filed Amendment No. 3 to the referenced Registration Statement on Form S-1. This amendment is tagged to indicate the changes made from the prior filing. Below are responses to your comments set forth in your letter dated April 13, 2015, addressed to me, which are numbered in the same manner as your comments.

Comment:

Exhibit 10.9

1.	We note your response to our prior comment 8 and reissue in part. Please file a complete copy of Exhibit 10.9. In this regard, we note that you have omitted Exhibit A.

Response:

We have complied with this comment. The signature of Aeroenvironment on Exhibit A has not been conformed because Aeroenvironment has not yet signed it.

Comment:

Exhibit 10.10

2.	Please file the referral agreement with Chargepoint, Inc.

Response:

We have complied with this comment.

* * * * * * * * * *

In accordance with Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Wednesday, April 29, 2015, at 5:00 p.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Brian C. Howe